Exhibit 99.1

Infosys Limited

Corporate Identification Number (CIN): L85110KA1981PLC013115

Regd. Office: Electronics City, Hosur Road, Bengaluru - 560 100.

Phone: 91 80 2852 0261, Fax: 91 80 2852 0362 Email: investors@infosys.com Website: www.infosys.com

POSTAL BALLOT NOTICE

Members are hereby informed that pursuant to the provisions of Section 108 and 110, and other applicable provisions of the Companies Act, 2013, as amended (the “Act”), read together with the Companies (Management and Administration) Rules, 2014, as amended (the “Management Rules”), General Circular No. 09/2024 dated September 19, 2024 and General Circular No. 03/2025 dated September 22, 2025, issued by the Ministry of Corporate Affairs, Government of India, and Circular No. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024, issued by the Securities and Exchange Board of India (hereinafter collectively referred to as the “Circulars”), Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”) and any other applicable law, rules, circulars, notifications and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), the approval of members of Infosys Limited (the “Company”) is sought for the following special resolution only by way of remote e-voting (“e-voting”) process:

Description of Special Resolution

Approval for the Buyback of Equity Shares of the Company

Pursuant to the Circulars, the Company has sent the electronic copies of the Postal Ballot Notice along with the explanatory statement on Saturday, September 27, 2025, through electronic mode to those Members whose email addresses are registered with the Company / depository participant(s) as on September 22, 2025 (“Cut-off Date”).

The Postal Ballot Notice was also provided to Deutsche Bank Trust Company Americas, as ADR depository, who will be using the same to prepare a voting instruction card to be sent, together with the Postal Ballot Notice, to (i) registered holders of American Depositary Receipts evidencing American Depositary Shares (“ADSs”) with underlying equity shares of the Company; and (ii) the mailing agent for The Depository Trust Company (“DTC”), who will then mail their voting instruction form, together with the Postal Ballot Notice, to beneficial holders of ADSs who hold their ADSs through a bank, broker or other nominee in DTC.

The said Notice is also available on the relevant section of the website of the Company: www.infosys.com, BSE Limited (“BSE”): www.bseindia.com and National Stock Exchange of India Limited (“NSE”): www.nseindia.com on which the Equity Shares of the Company are listed and on the website of National Securities Depository Limited (“NSDL”): www.evoting.nsdl.com.

In accordance with the provisions of the Circulars, Members can vote only through remote e-voting process. The voting rights of the Members shall be reckoned on the basis of the equity shares of the Company held by them as on the Cut-off Date. Any person who is not a shareholder of the Company as on the Cut-off Date shall treat the Postal Ballot Notice for information purposes only.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members. The e-voting facility will be available during the following period:

Commencement of e-voting period	09.00 AM IST on Monday, October 6, 2025

Conclusion of e-voting period	05.00 PM IST on Tuesday, November 4, 2025

Cut-off date for eligibility to vote	September 22, 2025

The e-voting facility will be disabled by NSDL immediately after 5.00 p.m. IST on Tuesday, November 4, 2025, and will be disallowed thereafter.

Members who have not updated their e-mail address are requested to register the same in respect of the shares held by them in electronic form with the Depository through their Depository Participant and in respect of shares held in physical form by writing to Company’s Registrar and Share Transfer Agent, KFin Technologies Limited either by email to einward.ris@kfintech.com & or by post to Unit: Infosys Limited, Selenium Tower B, Plot 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad - 500032.

The Board has appointed Hemanth, Holla & Co., (membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries, as the scrutinizer (“Scrutinizer”) for conducting the e-voting process in a fair and transparent manner.

In case of any queries, you may refer the Frequently Asked Questions (“FAQs”) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on toll free no.: +91 1800 1020 990/+91 1800 224 430 or send a request at evoting@nsdl.co.in.

The Scrutinizer will submit his report to the Chairman or any other person authorized by the Chairman after the completion of scrutiny of the e-voting, and the result will be announced not later than two working days from the conclusion of e-voting and will also be displayed on the Company website (https://www.infosys.com/investors/shareholder-services/postal-ballot.html) and on the website of NSDL (https://www.nsdl.co.in), and communicated to the stock exchanges, depository, registrar and share transfer agent on the said date.

For any queries or grievances pertaining to e-voting, shareholders are requested to contact Shobha Anand, Vice President, KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032, Contact details: Email id- shobha.anand@kfintech.com; einward.ris@kfintech.com; Contact number – 1800-309-4001. Shareholders can also contact: Amit Vishal, Deputy Vice President or Pallavi Mhatre, Senior Manager, National Securities Depository Limited, T301, 3rd Floor, Naman Chambers, G Block, Plot No- C-32, Bandra Kurla Complex, Bandra East, Mumbai- 400051, India, Contact details: evoting@nsdl.co.in Contact number- 1800 1020 990/1800 224 430/ 022 - 4886 7000.

Additional Information for ADS Holders

In order for holders of ADSs to participate in the Buyback, they must cancel all or the desired portion of their ADSs and withdraw the underlying equity shares prior to the record date to be established for the Buyback such that they become equity shareholders of the Company as on such record date. Holders of ADSs should review the Postal Ballot Notice, which includes important additional details about the foregoing. Such Notice has been furnished with the U.S. Securities and Exchange Commission (“SEC”) in Form 6-K and can be viewed on SEC’s website at www.sec.gov.

Additional Information Pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company described herein has not yet been approved by the Company’s shareholders and, accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s

Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the Letter of Offer and other documents relating to the tender offer) which will be filed with the SEC by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

September 27, 2025 Bengaluru, India	For Infosys Limited Sd/- A G S Manikantha Company Secretary